[CVR Partners, LP Letterhead]

December 1, 2015

J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CVR Partners, LP
Registration Statement on Form S-4
Filed September 17, 2015
File No. 333-206982

Ladies and Gentlemen:

Set forth below are the responses of CVR GP, LLC (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2015, with respect to Registration Statement on Form S-4, File No. 333-206982, filed with the Commission on September 17, 2015 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-4 unless otherwise specified.

Securities and Exchange Commission

December 1, 2015

Summary, page 10

1.	Please revise your summary to include the aggregate purchase price or merger consideration calculated on a preliminary basis. It should be calculated as of the same date used to summarize your purchase price consideration (e.g. September 10, 2015) within Note 2 to your pro forma financial statements.

RESPONSE:

We have revised the Registration Statement as requested to include the aggregate merger consideration in the summary, calculated on a preliminary basis. Please see page 10 of Amendment No. 1.

Unaudited Comparative Per Unit Information, page 30

2.	Reference is made to the caption Equivalent pro forma combined – Rentech Nitrogen. Your disclosure in footnote (e) on page 31 states that the pro forma amounts are calculated by multiplying pro forma combined CVR Partners amounts by 1.04 CVR Partners common units for each Rentech Nitrogen common unit. However, your calculation of Pro Forma combined – CVR Partners amounts is already based upon amounts which take into account the additional shares (i.e. 113,602 and 113,593 for the six months ended June 30, 2015 and December 31, 2014, respectively). In this regard, please clarify for us the purpose of the amounts and why you believe they are calculated appropriately.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that the purpose of the amounts included under the caption “Equivalent pro forma combined—Rentech Nitrogen” is to present the per Rentech Nitrogen unit equivalents of the CVR Partners pro forma information provided. This information permits the Rentech Nitrogen unitholders to more easily compare their historical Rentech Nitrogen per unit information on the basis of the number of CVR Partners units (1.04 units) they will receive in the mergers, rather than to a single CVR Partners unit. To calculate these equivalent amounts, the Company first calculated the amounts shown under the caption “Pro forma combined—CVR Partners,” taking into account the additional CVR Partners common units to be issued in the mergers. Upon the closing of the mergers, each Rentech Nitrogen unit will be entitled to receive 1.04 CVR Partners common units in the mergers and, by extension, 1.04 times the per CVR Partners pro forma per unit amounts disclosed. As a result, the Company calculated the per Rentech Nitrogen unit equivalent amounts by multiplying the pro forma combined CVR Partners amounts by 1.04, as disclosed in footnote (e).

Unaudited Prospective Financial and Operating Information of CVR Partners and Rentech Nitrogen, page 89

3.	Please consider adding a parallel column with this data for a recent 12 month period, for context. Refer to Item 10(b)(2) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that in determining the appropriate format for the projections to be included in the Registration Statement, the Company decided to provide unitholders of Rentech Nitrogen with the same projections

Securities and Exchange Commission

December 1, 2015

that were provided to the board of directors of Rentech Nitrogen, as well as representatives of Morgan Stanley, in connection with their respective evaluations of the mergers. The projections provided to the Rentech Nitrogen board and representatives of Morgan Stanley did not include financial data for a recent 12 month period. In light of the purpose of this disclosure, the Company does not believe that it is appropriate to supplement the information provided to the Rentech Nitrogen board and Morgan Stanley with data for a recent 12 month period.

Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2015, page 133

4.	We note from your disclosure on page 35 that Rentech Nitrogen will be required under the indenture governing the Second Lien Notes to repurchase within 90 days of the merger all outstanding Second Lien Notes at a price equal to 101% of the principal amount. In this regard, please tell us how you considered the change in control provision with respect to determining the appropriate classification of the related debt in the pro forma financial statements and tell us why you believe non-current presentation is appropriate.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that, in the referenced disclosure, we stated that there is a requirement to offer to purchase the Second Lien Notes (the “Notes”). We believe that the holders of the Notes will have a wide range of factors to consider in analyzing the offer and determining their relevant actions. In preparing the disclosure we do not believe that it is appropriate to assume that the holders will sell in the offer to repurchase, based solely upon the existence of an offer under the non-mandatory change in control provision.

We believe that we have considered the appropriate facts and circumstances in our classification of the debt in our pro forma financial statements as non-current debt.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 136

(2) Purchase Price, page 136

5.	Reference is made to the preliminary estimated assets acquired and liabilities assumed by CVR in the acquisition of Rentech Nitrogen on page 137. Please tell us whether you anticipate allocating any of the purchase price consideration to specific identifiable intangible assets (e.g. customer lists, contracts acquired, trademarks, etc.). If so, please revise to disclose the assets and expected amortization period. If no amounts are expected to be recognized, please explain why.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we do not anticipate allocating any material portion of the purchase price consideration to specific identifiable

Securities and Exchange Commission

December 1, 2015

intangible assets based upon the preliminary procedures completed for the assets acquired at the pro forma financial reporting date. We considered any potential identifiable intangible assets including both customer lists and trademarks and have initially concluded that based upon the relevant facts and circumstances, including the commodity nature of the business and associated products, there is nominal, if any, relevant value allocable to any identifiable intangible assets. Further, we have reviewed the material contracts to be acquired and have not yet specifically identified contracts with terms that would create significant off-market values. As disclosed in the Registration Statement and Amendment No. 1, the fair values assigned in the unaudited pro forma condensed combined financial statements and accompanying notes are preliminary and represent management’s estimate of fair value and are subject to revision. A third-party valuation will be performed as of the closing of the mergers. Based upon our preliminary procedures, we do not anticipate significant revisions with regard to the identification of specific identifiable intangible assets upon the conclusion of the third-party valuation.

(4) Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheets, page 139

6.	Reference is made to footnote 4(J). Please explain why you have given pro forma effect to eliminate deferred financing costs of $6.6 million for Rentech Nitrogen’s Second Lien Notes when you indicate in note (3) on page 138 that such long-term debt will remain outstanding.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we have eliminated the deferred financing costs in order to appropriately present assumed debt (and the related deferred financing costs) in the pro forma condensed combined balance sheets at the fair value as detailed in footnote 4(m).

Footnote 4(m) – Fair Value of Long Term Debt, page 140

7.	We note your disclosure in footnote 2 that the fair value of long term debt assumed is $347.2 million, consisting of $323.2 million in Second Lien Notes and the $24 million GE Credit Facility, which will be repaid as part of the transaction. Please explain why you have presented pro forma long term debt of $313.2 million as of June 30, 2015. If this is not a typographical error, please add a discussion of this difference to this footnote.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we had initially presented the pro forma long-term debt as of June 30, 2015 in footnote 4 and in the pro forma condensed combined balance sheet based upon the estimated fair value at June 30, 2015 and, separately, presented the long-term debt in footnote 2 based upon the estimated fair value at September 10, 2015. Our intent in using the date of September 10, 2015 for estimating the fair value of the assumed long-term debt in footnote 2 was to provide a recent and relevant measure of the obligations associated with the pending mergers.

Securities and Exchange Commission

December 1, 2015

In response to the Staff’s comment, the assumed long-term debt and the aggregate consideration disclosures in the Registration Statement in footnote 2 have been revised in Amendment No. 1 based upon the fair value of the long-term debt as of September 30, 2015.

Material U.S. Federal Income Tax Consequences, page 143

Tax Consequences of the Mergers to Rentech Nitrogen Common Unitholders, page 145

8.	We note your disclosure that a transfer of property (other than money) by a partner to a partnership and a transfer of money or other consideration (other than an interest in such partnership) by the partnership to such partner may, in certain circumstances, be characterized as a “disguised sale” of property rather than a nontaxable contribution of such property to the partnership under Section 707 of the Internal Revenue Code. Please discuss what those circumstances are in this section.

RESPONSE:

We have revised the Registration Statement as requested. Please see pages 145-146 of Amendment No. 1.

Exhibits

9.	Please file the form of proxy card and the executed legality opinion prior to effectiveness.

RESPONSE:

We acknowledge the Staff’s comment and will file the form of proxy card, the executed legality opinion and the executed tax opinions prior to requesting effectiveness. We confirm our understanding that the Staff will require sufficient time to review such documents before declaring the Registration Statement effective.

*        *        *         *        *

Securities and Exchange Commission

December 1, 2015

In connection with responding to the Staff’s comments, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

CVR GP, LLC

By:	/s/ Mark A. Pytosh
Name:	Mark A. Pytosh
Title:	Chief Executive Officer

Enclosures

cc:	Colin M. Morris
Jeffery B. Floyd
E. Ramey Layne
Anthony J. Richmond
David A. Zaheer